United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- _____ .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 16, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

COMPANHIA VALE DO RIO DOCE
PUBLICLY LISTED COMPANY
CNPJ 33.592.510/0001-54
ORDINARY GENERAL SHAREHOLDERS MEETING
CONVENING NOTICE
Shareholders of Companhia Vale do Rio Doce (“Vale”) are hereby invited to convene for the Ordinary General Meeting to be held on April 16, 2009 at 4 P.M. at Avenida Graça Aranha, 26, 19º floor, in the city of Rio de Janeiro, Brazil for the purpose of discussing and deciding upon the matters set forth in the agenda below:
1.	Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2008;

2.	Proposal for the destination of profits of the said fiscal year and approval of the investment budget for Vale;

3.	Appointment of the members of the Board of Directors;

4.	Appointment of the members of the Fiscal Council; and

5	Establishment of the remuneration of the Senior Management and Fiscal Council members.
According to CVM Instruction nº 282/98, a shareholder must hold at least 5% (five percent) of Vale’s voting capital in order to request a cumulative voting system.
To shareholders who shall be represented by proxy, we request that you send your power of attorney document to our offices 72 (seventy-two) hours in advance of the meeting to be convened, in order to be able to confirm the legitimacy of the proxy being exercised.
Rio de Janeiro, March 12, 2009.
Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors